EXHIBIT 99.1

Cellectis to Report Fourth Quarter and Full Year 2025 Financial Results on March 19, 2026

NEW YORK, March 12, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS, NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that it will report financial results for the fourth quarter and full year 2025 ending December 31, 2025 on Thursday, March 19, 2026 after the close of the US market.

The publication will be followed by an investor conference call and webcast on Friday, March 20, 2026, at 8:00 AM ET / 1:00 PM CET. The call will include the Company’s fourth quarter and full year 2025 results and an update on business activities. Details for the call are as follows:

Dial in information:

Domestic: +1-800-579-2543
International: +1-785-424-1789
Conference ID: CLLSFY
Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1747993&tp_key=8aa72cea7f

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  20260312_FY 2025 earnings call announcement_ENGLISH.pdf (https://ml.globenewswire.com/Resource/Download/20075d8b-24bd-4666-a8d4-ee89d079068b)